One Corporate Center Rye, NY 10580-1422 t 914.921.5100 GABELLI.COM

March 21, 2019

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli Innovations Trust (the “Registrant”)

File Numbers: 333-228684; 811-23395

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and G.distributors, LLC, the Registrant’s distributor, hereby request that the effective date of the Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-1A (the “Pre-Effective Amendment”) be accelerated so that the Pre-Effective Amendment may be declared effective at 4:00 pm EST on March 21, 2019, or as soon thereafter as practicable.

Thank you for your consideration of this request. Should questions arise in connection with this request, please call Vadim Avdeychik of Paul Hastings LLP at (212) 318-6054.

Very truly yours,

The Gabelli Innovations Trust
By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: President

and

G.distributors, LLC
By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Chief Executive Officer